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                              June 9, 2022

       Melissa Epperly
       Chief Financial Officer
       Zentalis Pharmaceuticals, Inc.
       1359 Broadway
       Suite 1710
       New York, New York 10018

                                                        Re: Zentalis
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-39263

       Dear Ms. Epperly:

               We have reviewed your May 26, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 12, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       3. Significant Transactions, page F-16

   1. We refer to your response to prior comment 1. While we acknowledge your response, please provide us
further information so that we may better understand your accounting analysis. In this
regard:
                                                            Explain to us how
your May 2020 collaboration agreement with Zentera was
                                                            evaluated in
accordance with ASC 810 subsequent to the Series B financing, and provide us your
analysis. Address significant terms such as the contract transfer, sale, and termination
provisions, as well as the existence of a joint steering or similar
 Melissa Epperly
Zentalis Pharmaceuticals, Inc.
June 9, 2022
Page 2
              committee as applicable, and explain the implications to your analysis.
                Please address the guidance in ASC 810-10-25-23 and paragraphs 810-10-25-21 through 25-38 as they relate to the other investors holding interests in Zentera subsequent to Zentera's Series B financing during 2021.
                Please explain to us why Zentera's President and CMO is not considered a de facto agent under ASC 810-10-25-43. If de facto agent determination for Zentera's President and CMO is applicable, please revise your accounting analysis to account for this fact as appropriate.

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameMelissa Epperly                             Sincerely,
Comapany NameZentalis Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
June 9, 2022 Page 2                                           Office of Life
Sciences
FirstName LastName